1251 Avenue of the Americas 20th Floor New York, New York 10020

December 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	Biofrontera Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Biofrontera Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the offering and resale by a certain stockholder of shares of the Company’s common stock.

The Company’s Registration Statement on Form S-1 (File No. 333-257722) (the “IPO Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with its initial public offering of units, each consisting of one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock, was fully reviewed by the staff of the Commission and declared effective by the Commission on October 28, 2021. Please note that the financial, business disclosure, as well as a few other sections in the Registration Statement are substantially based on similar disclosure in the IPO Registration Statement.

The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (212) 548-2122 or via e-mail at solder@mcguirewoods.com or Andrew J. Terjesen by phone at (704) 343-2024 or via email at aterjesen@mcguirewoods.com.

Very truly yours,

/s/ Stephen E. Older
Stephen E. Older, Esq.

cc: Erica L. Monaco, Chief Executive Officer (Biofrontera Inc.)
Andrew J. Terjesen, Esq. (McGuireWoods, LLP)

McGuireWoods LLP | www.mcguirewoods.com

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